July 14, 2006

Mail Stop 4561

Mr. Thomas E. Hoaglin
Chairman, President, Chief Executive Officer, and Director
Huntington Bancshares Incorporated
21 S. High Street
Columbus, Ohio 43287

Re: Huntington Bancshares Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended March 31, 2006
File No. 0-2525

Dear Mr. Hoaglin:

    We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                            Sincerely,

                                            Donald A. Walker
                                            Senior Assistant Chief Accountant